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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

October 21, 2019

Re:	BRP Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 11, 2019
File No. 333-233908

CONFIDENTIAL

Mr. Jeffrey Gabor

Mr. Joseph McCann

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Gabor and Mr. McCann:

On behalf of our client, BRP Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated October 18, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement filed with the Commission on October 11, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears. Capitalized terms not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 21, 2019

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 60

1.	Please explain the difference between the $65,274,749 pro forma as adjusted additional paid in capital and the $72,332,679 disclosed in the unaudited pro forma balance sheet on page 74.

Response:	The Company respectfully advises the Staff that the additional paid-in capital as further adjusted within the Capitalization table on page 60 of the revised Registration Statement does not include the impact of: (i) the net impact of the deferred tax asset and associated amount due to affiliates for the Tax Receivable Agreement to be entered into in connection with the offering; (ii) the deferred tax asset for the temporary difference in basis as a result of BRP Group, Inc.’s investment in Baldwin Risk Partners, LLC; and (iii) the expected settlement of a portion of the obligation of Baldwin Risk Partners, LLC under certain advisor incentive and participation unit ownerships plans through the issuance of 100,141 shares of Class A common stock following the offering, which is compensatory in nature.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the revised Registration Statement to clarify that these items are not included in the presentation of as further adjusted capitalization.

Dilution, page 79

2.

In the third paragraph of this section and elsewhere, as applicable, such as in the table, please revise to say Pro forma net negative tangible book value with respect to either the aggregate or per share amounts. Also, provide us with the calculation of the pro forma net negative tangible book value per share of $(4.01).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the revised Registration Statement. In addition, the Company has provided the calculation of the pro forma net negative tangible book value per share of $(4.01) as of June 30, 2019 below.

Total assets	$318,259,893
Less: intangible assets	84,429,370
Less: goodwill	148,220,941

Tangible assets	85,609,582
Less: liabilities	268,458,442

Net negative tangible book value	$(182,848,860)

Class A common stock outstanding	45,588,235 (1)
Pro forma net negative tangible book value per share of Class A common stock	$(4.01)

(1)

Class A common stock outstanding is inclusive of 1,800,000 LLC Units to be purchased from Lowry Baldwin, the Company’s Chairman, and 600,000 LLC Units from Villages Invesco at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock after underwriting discounts and commissions.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 21, 2019

3.	Please provide us with the calculation of the pro forma as adjusted net tangible book value of $40 million.

Response:	In response to the Staff’s comment, the Company has provided the calculation of the pro forma as adjusted net tangible book value as of June 30, 2019 of $40 million below.

Pro forma total assets	$652,266,468	(1)
Less: intangible assets	84,429,370
Less: goodwill	148,220,941

Pro forma tangible assets	419,616,157
Less: Pro forma liabilities	379,569,393	(1)

Pro forma net tangible book value	$40,046,764

(1)

Pro forma as adjusted net tangible book value per share immediately after the offering assumes that the Pre-IPO LLC Members redeem or exchange all of their LLC Units for newly-issued shares of the Company’s Class A common stock on a one-for-one basis. As such, pro forma total assets and pro forma liabilities reflect the deferred tax asset and Tax Receivable Agreement liability as if the Company acquired all of the LLC Units of the Pre-IPO LLC Members in taxable transactions as of the consummation of the offering.

Pro forma BRP Group, Inc. total assets	$439,234,871
Less: deferred tax asset currently reflected in pro forma for exchanges only associated with this offering	10,631,231
Plus: deferred tax asset as if the Company acquired all of the LLC Units of the Pre-IPO LLC Members	223,662,828

Pro forma total assets	$652,266,468

Pro forma BRP Group, Inc. total liabilities	$198,492,536
Less: long-term and current Tax Receivable Agreement liability currently reflected in pro forma for exchanges only associated with this offering	9,036,547
Plus: long-term and current Tax Receivable Agreement liability as if the Company acquired all of the LLC Units of the Pre-IPO LLC Members	190,113,404

Pro forma total assets	$379,569,393

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 21, 2019

Exclusive Forum Provision, page 180

4.

We note your response to prior comment 16 that this provision will not apply to claims arising under the Securities Act or Exchange Act. Please revise the exclusive forum provision in the governing documents to state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:	In response to the Staff’s comment, the Company has revised Article 14 of the Amended and Restated Certificate of Incorporation that will be in effect prior to the consummation of the offering and has filed the revised Amended and Restated Certificate of Incorporation as Exhibit 3.1 to the Registration Statement.

Should any questions arise, please do not hesitate to contact me at (212) 450-4674 (tel), (212) 701-5674 (fax) or richard.truesdell@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:

L. Lowry Baldwin, Chairman of the Board of Directors

Trevor L. Baldwin, Chief Executive Officer of the Company

Kristopher A. Wiebeck, Chief Financial Officer of the Company

Bradford L. Hale, Chief Accounting Officer of the Company

Christopher J. Stephens, General Counsel of the Company

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Shane Tintle, Davis Polk & Wardwell LLP

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